SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13(d)-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           BALLARD POWER SYSTEMS INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   05858H 10 4
          -----------------------------------------------------------
                                 (CUSIP Number)

                               Douglas J. Cropsey
                               Ford Motor Company
              One American Road, Rm. 1038, Dearborn, Michigan 48126
                               Tel: (313) 337-3220

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 30, 2001
         -------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing the information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

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                                                                   Page 2 of 8
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

CUSIP No.         058584 10 4                                 13D

------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons/I.R.S. Identification No. of above persons (Entities Only)
        Ford Motor Company
        I.R.S. Identification Number:  38-0549190
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                 (a) /X/

                                                                                                         (b) / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        WC
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or  2(e)                 / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED
      BY EACH REPORTING
           PERSON
            WITH                    9,917,876
                               ---- -------------------------------------------------------------------------------
                               8    Shared Voting Power

                                    12,237,165
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    9,917,876
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    12,237,165
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        22,155,041
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        21.4%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
------- -----------------------------------------------------------------------------------------------------------


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                                                                   Page 3 of 8

CUSIP No.         058584 10 4                                 13D


------- -----------------------------------------------------------------------------------------------------------
1       Name of Reporting Person/I.R.S. Identification No. of Above Persons (Entities Only)
        Ford Global Technologies, Inc.
        I.R.S. Identification Number:  38-6058810
------- -----------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                                                 (a) /X/

                                                                                                         (b) / /
------- -----------------------------------------------------------------------------------------------------------
3       SEC Use Only

------- -----------------------------------------------------------------------------------------------------------
4       Source of Funds (See Instructions)
        AF
------- -----------------------------------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                  / /
------- -----------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Michigan
------------------------------ ---- -------------------------------------------------------------------------------
          NUMBER OF            7    Sole Voting Power
           SHARES
     BENEFICIALLY OWNED
      BY EACH REPORTING
           PERSON
            WITH                    0
                               ---- -------------------------------------------------------------------------------
                               8    Shared Voting Power

                                    12,237,165
                               ---- -------------------------------------------------------------------------------
                               9    Sole Dispositive Power

                                    0
                               ---- -------------------------------------------------------------------------------
                               10   Shared Dispositive Power

                                    12,237,165
------- -----------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        12,237,165
------- -----------------------------------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
------- -----------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        11.8%
------- -----------------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        CO
------- -----------------------------------------------------------------------------------------------------------

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                                                                  Page 4 of 8



ITEM 1 - SECURITY AND ISSUER

This Schedule 13D relates to the Common Shares (the "Common Shares") of Ballard Power Systems Inc. ("Ballard"), a corporation incorporated under the Canada Business Corporations Act whose principal executive offices are located at 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J9.

ITEM 2 - IDENTITY AND BACKGROUND

This Schedule 13D is filed jointly by Ford Motor Company, a Delaware corporation ("Ford"), and Ford Global Technologies, Inc., a Michigan corporation ("FGTI"). FGTI is a wholly-owned subsidiary of Ford. Ford's principal executive offices are located at One American Road, Dearborn, Michigan 48126. FGTI's principal executive offices are located at One Parklane Blvd., Suite 911 East, Dearborn, Michigan 48126.

Ford is a manufacturing company whose principal business is the design, manufacture, assembly and sale of cars and trucks and related products and services. FGTI was incorporated by Ford primarily to manage certain of Ford's (and its affiliates) intellectual property.

Information concerning the name, business address, principal occupation and citizenship of each executive officer and director of Ford and FGTI is attached in Exhibit 1 hereto and incorporated herein by reference.

Neither Ford nor FGTI nor, to the knowledge of Ford or FGTI, any of their executive officers or directors have been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations). Neither Ford nor FGTI, nor to the knowledge of Ford or FGTI, any executive officer or director of Ford or FGTI, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) On April 7, 1998, FGTI acquired an aggregate of 12,237,165 Common Shares (after giving effect to a three for one stock split in June, 1998), and continues to directly own all of such Common Shares.

(b) On November 30, 2001, pursuant to an Acquisition and Plan of Merger Agreement among, inter alia, Ford, FGTI, DaimlerChrysler AG ("DCX") and Ballard dated October 2, 2001, Ford acquired a total of 9,917,876 Common Shares by private placement from Ballard as follows:

     (i) Ford acquired 919,624 Common Shares at a price of Cdn.$27.185 per Common Share, for an aggregate purchase price of Cdn.$24,999,978.44; and

     (ii) Ford acquired 8,998,252 Common Shares in consideration for the merger of Ford's wholly-owned subsidiary, Ford Electric Drive Holdings Company ("Ford Electric"), with and into a wholly owned subsidiary of Ballard. Ford Electric held a 62.1% interest in
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                                                                  Page 5 of 8


     Ecostar Electric Drive Systems LLC ("ECo") and a 21.8% interest in Xcellsis AG ("Xcellsis").

All of the funds used for Ford's purchase of the Common Shares were derived from its working capital.

ITEM 4 - PURPOSE OF TRANSACTION

Ford has acquired the Common Shares in order to participate in a global alliance with Ballard and DCX for the development, marketing and sale of fuel cell engines and related technology. As part of that global alliance, Ford and DCX consolidated their fuel cell development activities by transferring their respective interests in Xcellsis (which was developing fuel cell systems for use in vehicles in conjunction with research and development on fuel cells being conducted by Ballard) and Eco (which was developing electric drives for use in vehicles in conjunction with fuel cell research and development being conducted by Ballard) to Ballard and by investing further capital in Ballard in consideration for the issue of Common Shares (the "Third Alliance Transaction").

Future Plans

Ford has agreed to invest up to an additional Cdn.$25,000,000 in exchange for additional Common Shares if Ballard conducts any equity financings on or before November 30, 2004. At the present time, neither Ford nor FGTI have any additional plans or proposals that relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Ford owns the direct legal and beneficial ownership interest and the sole right to vote and dispose of 9,917,876 Common Shares of Ballard. FGTI owns an additional 12,237,165 Common Shares (after giving effect to a three for one stock split in June, 1998). As the parent company of FGTI, Ford is the indirect beneficial owner of the 12,237,165 Common Shares owned by FGTI. Accordingly, Ford and FGTI have shared dispositive and voting power over the 12,237,165 Common Shares held by FGTI. Ford's overall interest in Ballard amounts to 22,155,041 Common Shares, representing approximately 21.4% of the issued and outstanding Common Shares of Ballard calculated on the basis of 103,311,899 Common Shares outstanding as disclosed in Ballard's Proxy Circular dated October 18, 2001.

To the knowledge of Ford and FGTI, no executive officer or director of Ford or FGTI owns any Common Shares of Ballard; other than William Clay Ford and William Clay Ford, Jr., each a director of Ford, who own directly or indirectly 5,150 and 412,865 Common Shares, respectively.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Third Alliance Transaction

On November 30, 2001, Ford, DCX, DBF Pref Share Holdings Inc.("DBF") and Ballard entered into the Third Alliance Agreement (the "Third Alliance Agreement"), which creates the following restrictions relating to Ballard share capital and voting:

(a) Restricted Voting Provisions. DCX and Ford own an interest in DBF. DBF, in turn, owns Class A Shares of Ballard on behalf of DCX and Class B Shares of Ballard on behalf of Ford. So long as DCX and Ford maintain their interest in DBF and DBF owns the Class A and Class B Shares, the Third Alliance Agreement and the Articles of Ballard entitle them to appoint directors of
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                                                                  Page 6 of 8




     Ballard based on that interest. Ford is currently entitled to appoint two directors to the Board of Directors of Ballard. However, the Third Alliance Agreement and Ballard's Articles provide that as long as Class B Shares of Ballard are outstanding, Ford will be prohibited from voting its Common Shares of Ballard to elect or remove directors or to change the rights and restrictions attached to the Class A Shares and Class B Shares of Ballard. However, Ford may, in its discretion, provide a proxy to vote in favor of the election of directors nominated by management of Ballard.

(b) Limited Voting Provisions. Both the Third Alliance Agreement and the rights and restrictions attached to the Class A Shares for the benefit of DCX and Class B Shares for the benefit of Ford state that as long as Ford and DCX, or either of them, own a certain percentage of Common Shares, certain decisions of the Board of Directors of Ballard may not be undertaken without the approval of one more than a majority of the Board of Directors who are entitled to vote and do vote on the matter, including at least one of the directors appointed by either DCX or Ford. If any director appointed by Ford or DCX is absent or abstains, except in certain circumstances, a simple majority will suffice, which majority need not include one of the directors appointed by Ford or DCX. This voting limitation applies to, inter alia,: (i) the sale of substantially all of the assets of Ballard;
     (ii) an amalgamation, arrangement or statutory reorganization of Ballard with another entity; (iii) an amendment to Ballard's articles and to those by-laws that are inconsistent with the Third Alliance Agreement; (iv) approval of the annual budget or business plan or any change to the agreed upon strategic framework which guides Ballard's strategic planning; (v) capital investment or sales not provided for in the annual budget which initially exceed Cdn.$15 million; and (vi) investments in third parties not provided for in the annual budget which initially exceed Cdn.$15 million.

(c) Equity Participation Rights. The Third Alliance Agreement states that if Ballard undertakes an equity offering, Ford has the right to purchase a sufficient number of Common Shares to enable it to maintain a 19.18% equity ownership interest in Ballard. This right will increase if DCX elects not to fully participate in its corresponding right to maintain a 23.32% interest in Ballard, to the extent that DCX does not purchase the securities available to it under that right and provided the combined percentage interest of Ford and DCX in Ballard following such purchase does not exceed 42.5% of Ballard's outstanding Common Shares.

(d) Restricted Share Transfers. Ford and FGTI are restricted from selling any of the Common Shares that either of them currently owns except for 919,624 Common Shares issued for cash consideration in the Third Alliance Transaction and any acquired thereafter (the "Ballard Base Shares") for a period of six years except to DCX or in the event of a takeover bid from a third party. Ford may only sell its non-Ballard Base Shares during the six-year period with the consent of Ballard. DCX and Ford have also granted to each other a right of first refusal with respect to the sale of any of their respective Ballard Base Shares while the Third Alliance Agreement is in effect.

(e) Standstill. Except as set forth below, Ford may not purchase any additional Common Shares if the purchase would cause its interest, combined with that of DCX, to exceed 42.5% of Ballard's outstanding Common Shares. Ford and DCX have agreed to give each other 14 business days notice prior to a purchase by either Ford or DCX of Common Shares. If, however, for a period of four years: (i) DCX and Ford, or either of them, make a takeover bid that would result in them, or either of them, owning all of Ballard's outstanding Common Shares; or (ii) a takeover bid is made by a third party and DCX and Ford, or either of them, make a competing takeover bid for at least the number of Common Shares offered by such third party, an acquisition of Common Shares may

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                                                                   Page 7 of 8

     be made by Ford or DCX. In the fifth and sixth years of the Third Alliance Agreement, Ford may also make a takeover bid that would result in it, individually or with DCX, owning no less than two-thirds of Ballard's outstanding Common Shares, calculated on a fully diluted basis. After six years, DCX and Ford may jointly, or either of them, make a takeover bid provided they acquire not less than the greater of an additional 20% of the outstanding Common Shares, calculated on a fully diluted basis or such number of Common Shares, so that they own 50% of all outstanding Common Shares, calculated on a fully diluted basis. After six years Ford may also, in certain circumstances and if it still holds its Ballard Base Shares and DCX does not, make a takeover bid if it acquires in excess of 10% of the outstanding Common Shares,calculated on a fully diluted basis, of Ballard.

(f) Additional Financing. Ford has agreed to invest up to an aggregate of Cdn.$25,000,000 in exchange for additional Common Shares if Ballard conducts any equity financings on or before the third anniversary of the closing date of the Third Alliance Transaction.

A more detailed description of the contractual arrangements of the Third Alliance Transaction contained in the Third Alliance Agreement with respect to the matters disclosed in Item 4 and Item 6 of this Schedule 13D is attached as
Exhibit 3 hereto, which is hereby incorporated herein by reference. The Articles of Amendment of Ballard containing the rights and restrictions attached to the Class A Shares and Class B Shares of Ballard are attached as Exhibit 4 hereto, which is hereby incorporated herein by reference.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed herewith:

        1.   Directors and Executive Officers of Ford and FGTI;
        2.   Agreement of Ford and FGTI to file Schedule 13D jointly;
        3. Contractual Arrangements of the Third Alliance Transaction contained in the Third Alliance Agreement with respect to matters disclosed in Item 4 and Item 6; and
        4. Form of Articles of Amendment of Ballard dated November 30, 2001 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the Canada Business Corporations Act.

                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 10, 2001.


FORD MOTOR COMPANY                            FORD GLOBAL TECHNOLOGIES, INC.

By: /s/Peter Sherry, Jr.                      By: /s/Edwin J. Lukas
    -------------------------                    -------------------------------
Name:  Peter Sherry, Jr.                      Name:  Edwin J. Lukas
Title: Assistant Secretary                    Title: Assistant Secretary

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                                INDEX TO EXHIBITS

Exhibit No.       Description

1.   Directors and Executive Officers of Ford and FGTI.
2.   Agreement of Ford and FGTI to file Schedule 13D jointly.
3. Contractual Arrangements of the Third Alliance Transaction contained in the Third Alliance Agreement with respect to matters disclosed in Item 4 and
     Item 6.
4. Form of Articles of Amendment of Ballard dated November 30, 2001 containing the rights and restrictions attached to Class A Shares and Class B Shares of Ballard, and filed pursuant to the Canada Business Corporations Act.